CERTIFICATE
OF
DESIGNATION, NUMBER, POWERS, PREFERENCES, AND RELATIVE,
PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND
THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER
DISTINGUISHING CHARACTERISTICS OF SERIES "B" PREFERRED
STOCK
OF
KALLO, INC.
(Incorporated under the laws of the State of Nevada)

It is hereby certified that:

1. The name of the Corporation is KALLO, Inc. (herein called, the "Corporation" or "Company").

2.  The Board of Directors of the Corporation, pursuant to the Articles of Incorporation and by duly adopted resolutions, approved the following resolution:

RESOLVED:  That in accordance with Section 78.1955 of the Nevada General Corporation Law, this Board of Directors hereby adopts the following resolution: That Five Million (5,000,000) Shares of the Company's Preferred Stock (par value $0.00001) authorized to be issued by this corporation pursuant to Section 1 of the Company's Articles of Incorporation be and hereby are authorized and created a series of preferred stock, hereby designated as the Series B Preferred Stock and shall have the voting powers, designations, preferences and relative participating, optional, or other rights, if any, or the qualifications, limitations, or restrictions, set forth in Section 1 of said Articles of Incorporation, and in addition thereto, those following:

(a) DESIGNATION.  The Preferred Stock subject hereof shall be designated Series B Preferred Stock.

(b) DIVIDENDS.  The Series B Preferred Stock shall be entitled to receive cash dividends from funds legally available on a pro rata basis at and with any dividends that may be paid to the holders of the Corporation's Common Stock.

(c) RECAPITALIZATION IMMUNITY RIGHTS.  In the event that the Corporation at any time and from time to time effectuates a recapitalization of the Corporation's Common Stock by or through a reverse stock split (the "Recapitalization Event") any such Recapitalization Event shall have no effect on the rights of the Series B Preferred Stock hereunder.

(d) LIQUIDATION RIGHTS.  In the event of any consolidation or merger of the Corporation which is in the nature of the winding up of the Corporation's business or sale of all or substantially all of the Corporation's assets (a "Liquidation"), each holder of record of shares of Series B Preferred Stock shall be entitled to be paid in cash in respect of each such share an amount equal to and at the same time as any amount that may be paid to the holders of the Company's Common Stock with any such amount equal, on a per share basis, to the amount paid per share to the holders of the Corporation's Common Stock.

(e) CONVERSION.  The Series B Preferred Stock shall not be convertible into shares of the Corporation's Common Stock.

(f) REDEMPTION.  The shares of the Series B Preferred Stock may not be redeemed except upon written approval of any holder of the Series B Preferred Stock.

(g) VOTING RIGHTS.  Except as otherwise provided by law, each share of Series B Preferred Stock shall be entitled, on all matters on which any of the shareholders are required or permitted to vote, to one thousand (1,000) votes per share. And except as provided expressly herein or as required by law, the holders of the Series B Preferred Stock shall vote together with the Common Stock shareholders and not as a separate class. So long as any shares of the Series B Preferred Stock remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent) of the holders of at least a majority of the total number of shares of the Series B Preferred Stock then outstanding voting separately as a class, alter or change, in any material respect, the rights, preferences or privileges or the restrictions of the shares of the Series B Preferred Stock whether by amendment of the Corporation's Certificate of Designation of Preferences or otherwise. At any meeting at which the holders of the Series B Preferred Stock are entitled to vote as a class pursuant to this provision, the holders of a majority of all outstanding shares of Series B Preferred Stock, present in person or represented by proxy, shall be necessary to constitute a quorum.

(h) NOTICE.  Except as otherwise provided herein, any notice required to be given to the Corporation or holders of the Series B Preferred Stock shall be given in person, transmitted by tele-copier, delivered by a recognized international express delivery service or sent by email to the email address using such email address as provided on the books and records of the Corporation and addressed to the Corporation at its principal office and to each holder of record at their address as it appears on the books of the corporation. Except as otherwise provided herein, any notice so given shall be deemed delivered upon the earlier of (i) actual receipt; (ii) receipt by sender of a confirmed receipt of tele-copied notice; (iii) twenty (20) business days after delivery of such overnight express service; or (iv) twenty (20) business days after deposit with Federal Express, DHL Express or any successor to either of them.

(i) PRIORITY.  At no time from and after the approval of the issuance of the Series B Preferred Stock, shall the Corporation establish, create, authorize, or otherwise approve the issuance of any one or more series or class of the Corporation's Preferred Stock or the amendment to any series or class of the Corporation's existing Preferred Stock or any other form of capital stock that would reasonably result in the diminution or reduction in the rights and privileges of the Series B Preferred Stock unless the Corporation secures the express written consent of all of the holders of the Series B Preferred Stock giving their unequivocal approval to such diminution or reduction.

The above Certificate was duly adopted by the Corporation's Board of Directors on this Nineteenth day of February 2019 by unanimous written consent.

Dated:   February 19, 2019

______________________________________________
John Cecil,
President and Chief Executive Officer

______________________________________________
Samuel R. Baker, Secretary